Kindred Brands, Inc., doing business as Troupe

Annual Report

2016

Throughout this document, mentions of Kindred Brands and Troupe refer to Kindred Brands, Inc., doing business as Troupe, a C-corporation formed on October 15, 2015, in Delaware (“the issuer”). The issuer’s physical address is 425 Washington Street, Suite 5, Brighton, Massachusetts, 02135.

You may contact the issuer by emailing support@troupejewelry.com. This annual report is posted on the issuer’s web site, troupejewelry.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of contents

Financial statements referenced in the text are enclosed at the end of this document.

Questions and answers

What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Kindred Brands, Inc., doing business as Troupe, is a C-corporation formed on October 15, 2015, in Delaware ("the issuer"). The issuer's physical address is 425 Washington Street, Suite 5, Brighton, Massachusetts, 02135. The issuer's web site may be accessed at troupejewelry.com.

What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

ANDY FOX

Board positions with Kindred Brands

Dates	Position	Principal occupation
10/2015 - Current	Director	CEO

Positions with Kindred Brands

Dates	Position	Responsibilities
10/2015 - Current	CEO	Operate company

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/2011 - 07/2015	Kitsy Lane	CEO Apparel & Accessories Operate company.

What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Andy Fox owns 80,000 shares of Common Stock, representing 82.54% of voting power.

Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Troupe empowers consumers to design their own jewelry in minutes using our simple 3D design tools. Buy your designs or sell them in our marketplace.

Custom-designed goods are exploding all over the Internet. Any image can be printed on a t-shirt, a dress, a scarf, or a pair of sneakers. "Printed customization" is red hot.

But what if you want something in 3D, like jewelry? 3D has been considered too complex for consumers - until now.

Troupe works like Lego. Simply combine objects from our endless 3D library to create a new geometry, or upload your own image and we'll convert it to a 3D object instantly.

If you wish to purchase your design, we'll 3D print a super high-resolution model, then manufacture it and deliver it in your requested material. There are lots of available materials including 18K gold vermeil and brushed sterling silver. 14 days later, we'll ship your piece at a fraction of the cost that a custom jewelry maker would charge.

You can also create designs and sell them in the Troupe marketplace or sell on any 3rd-party market.

Troupe brings custom jewelry to the masses, using self-service to remove today's complexity and cost. Early applications for the platform include:

- Fundraisers
- Yoga & dance studios
- Bridesmaids
- Sports teams

- Baby's faces
- Pet enthusiasts
- Personalized gifts
- Inspirational messages

How many employees does the issuer currently have? (§ 227.201(e))

0

Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

While our technology is complex and proprietary, competitors could emerge with a stronger offering.

Key employees could depart, causing significant delays, which could result in business failure.

Market demand may not materialize

Costs in our supply chain may escalate, causing the price to become dramatically less attractive to our customers.

The company could run out of money before it can raise more, become profitable, or is able to generate a partner for a profitable purchase

Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common stock	200,000	95,107	Yes	

Warrants, Options, and Other Rights

Type of security	Securities reserved
Common stock	19,500

Non-Negotiable Convertible Promissory Notes (the "Notes") were issued in the aggregate amount of $200,000, for which we received cash proceeds of $200,000. Interest accrues on the Notes at the rate of 8%. The Notes are convertible into future shares of common stock of the company at a 20% discount rate of a successful offering of common stock in excess of $700,000. 19,500 shares of common stock are reserved for such conversion. The company recognized a debt discount upon the issuances of the Notes, which is being recognized into interest expense over the life of the Notes.

Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

Minority investors will not be able to control any shareholder votes and are reliant upon the vote of the majority shareholder.

Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

In trying to disrupt the jewelry industry, driving it to self-service design, Troupe has made a significant investment in software development. Specifically, we've invested heavily in developing computer-vision, real-time photorealistic rendering, and mobile CAD technology. We've also invested in processes for rapid, cost-effective, high-volume mass customization. We feel that we have developed a large "moat" that will make it challenging for competitors to win significant share against us.

Currently, the company is ramping its revenue growth and starting to see significant repeat customer orders. We've just closed a relationship with one of the most influential design firms in Lane Tabb Design to use our platform to design and fulfill goods for her brands and partners.   Our pipeline of tier 1 and 2 retailers considering integration with our platform is growing.

Beyond progress, this founding team has significant experience in delivering sizable returns for its stakeholders in 4 previous deals.

According to Angel List, the average valuation of an angel-stage deal on their platform is $4.1MM. Further, the average retail technology deal on the platform is $4.7MM.

Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

If a new security is issued, it may dilute percent ownership. If a new security is issued under a lower valuation, it may result is a reduction of investment value.   Any type of change of control could result in a gain, or a loss.

Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Andy Fox	$127,429	0.001%		
Ben Littauer	$10,000	8%	10/31/2017	
Bjorn Kotch	$30,000	8%	10/31/2017	

Jefferson Investors	$25,000	8%	10/31/2017
Thaddy Webber	$30,000	8%	10/31/2017
Bjorn Kotch	$30,000	8%	10/31/2017
Thaddy Webber	$45,000	8%	10/31/2017
Alexander Gruner	$30,000	8%	10/31/2017

Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date	Exemption	Type of securities	Amount sold	Use of proceeds
01/16	Reg. D 504(b)(1), not (i), (ii), or (iii)	Debt	$95,000	General Operations
07/16	Reg. D 504(b)(1), not (i), (ii), or (iii)	Debt	$105,000	General Operations
01/17	4(a)(6)	Common stock	507	Working capital

Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or been proposed.

Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Since inception on October 15, 2015, we have been engaged primarily in developing sophisticated 3D computer-aided-design and 3D visualization tools to enable anyone, with no jewelry design experience or 3D modeling experience to quickly design custom jewelry. Additionally, we've also developed a marketplace to allow marketers, influencers, and small brands to sell, track results, and revenue share sales of designed jewelry.

The development of this type of software is very sophisticated and has required relatively expensive labor to develop the software. The platform is up and running and we've processed hundreds of orders through the platform. We are now at the point where we plan to scale our sales and marketing. As a result, we have generated limited revenue and have operated at a loss since our inception.

We anticipate significant revenue growth starting in Q4 of 2016 and anticipate profitability in the 2nd half of 2018, although we cannot guarantee it. Multiple streams are being constructed in our business including driving revenue from:

1. Partnerships with large influencer communities, who direct market to their community on our behalf.

2. Platform white-label relationships with ecommerce retailers with significant traffic.

3. Partnerships with community of custom product makers and marketers.

4. Direct marketing to end-users, influencers, and artists.

Results of Operations 2015

Kindred began operations in the fourth quarter of 2015. Kindred lost $129,663 during the period of October 15, 2015 (inception) to December 31, 2015.   The loss consisted primarily of labor costs of $96,249 and depreciation expense of $15,869.

At December 31, 2015 we had assets of $127,803 and liabilities of $134,627. The assets include equipment, net of depreciation, of $116,036. The primary liability is a loan from our majority shareholder of $127,429.

Technical Assets

While not currently in the market to sell its assets, as Kindred is focused on growing its value, Kindred has developed software assets that could be valuable to a number of businesses from a number of industries including:

- Jewelry Manufacturers
- Jewelry Retailers
- 3D printing companies and platforms
- General purpose retailers
- Customization platforms

Management does not know the value of said assets until it is in a position to market them.

Operating Capital and Runway

Kindred has roughly $1,200 of cash on hand. Kindred will need additional capital to reach profitability. Acquiring follow-on capital is predicated on favorable growth metrics. Management has significant experience acquiring professional follow-on capital, but there are no guarantees.

Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not

audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed at the end of this document. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing reporting requirements

Kindred Brands, Inc., must continue to comply with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202) until one of the following occurs:

— Kindred Brands is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act

— Kindred Brands has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record

— Kindred Brands has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000

— Kindred Brands or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities

— Kindred Brands liquidates or dissolves its business in accordance with state law

When one of the above occurs, Form C-TR must be filed within five business days from the date on which Kindred Brands becomes eligible to terminate its reporting with the United States Securities and Exchange Commission (SEC).

Kindred Brands will file a report electronically with the SEC annually and post the report on its web site (troupejewelry.com) no later than 120 days after the end of each fiscal year covered by the report.

Qualified small business stock certification

If you are an investor in Kindred Brands who acquired your securities as part of one or more of the following transactions:

— Offering of common stock under the 4(a)(6) exemption conducted via Netcapital Funding Portal, Inc., and ending on December 18, 2016

Then, you might be eligible for an exclusion of some capital gains on your federal taxes for certain tax years (and, possibly, state and local taxes, though you should check with your state and local tax authorities). Refer to Section 1202 of the Internal Revenue Code. You must have purchased the stock in one of the above transactions—secondary transactions do not normally qualify. Kindred Brands does not provide tax advice; speak with your tax professional.

Regardless, Kindred Brands certifies:

— Kindred Brands has substantially been a domestic C-corporation since the first transaction above.
— Kindred Brands had $50 million or less in assets as of the date the securities were issued in each transaction above and immediately after the close of the above transactions.
— At least 80% of the Kindred Brands's assets are used in the active conduct of a qualifying business.

Financial statements certification

I, Andy Fox, certify that the financial statements of Kindred Brands included in this Form are true and complete in all material respects.

Andy Fox
CEO

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kindred Brands, Inc., by

_____

Andy Fox
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Principal officers

_____

Andy Fox
Principal executive officer
on _____ 4-28-17

_____

Andy Fox
Principal financial officer
on _____

_____

Andy Fox
Principal accounting officer or controller
on _____ 4-28-17

Majority of the board of directors or persons performing similar functions

_____

Andy Fox
Director
on _____ 4-28-17

Instructions. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

KINDRED BRANDS
STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS OF DECEMBER 31, 2016

ASSETS

Cash	$ 1,230
Inventory	20,988
Total Current Assets	22,218
Property and equipment, net	116,036
Total Assets	$138,254

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:

Accrued interest payable	$9,333
Accounts Payable	-
Due to owner	169,929
Total Current Liabilities	179,262
Convertible notes payable	207,065
Total liabilities	386,327

Stockholders' deficit:

Common stock, $.01 par value, authorized 200,000 shares, 95,107 issued and outstanding		946
Additional paid-in capital		121,893
Accumulated deficit	-	370,912

Total Stockholders' Deficit	-248,073
Total Liabilities and Stockholders' Deficit	$138,254

KINDRED BRANDS, INC.
INCOME STATEMENT
(Unaudited)

	2016
Revenue	9840.76
Inventory	16721.43
COGS	19261.04
GROSS PROFIT	-26141.71
Advertisting	4230
Banking	6127.59
Cap Ex	4016.39
Misc	10359.19
Facilities	12791.76
Financing Expenses	1960.7
HR	135
IT	2789.96
Legal	3235.65
Office Supplies	99
Samples	196.74
Software Services	162276.37
T&E	6261.21
Utilities	628.15
Total Expenses	215107.71
Net Icome	-241249.42

KINDRED BRANDS, INC.
CASH FLOW STATEMENT
(Unaudited)

	2016
Cash flow from operations	9840.76
Total Expenses	215107.71
Net Icome	-241249.42
Net Cash Used In Operating Income	-241249.42
Proceeds From Equity	42500
Proceeds From Debt	199979
Net Cash from Financing	242479
Cash at beginning of period	0
Cash at end of period	1229.58

KINDRED BRANDS
STATEMENT OF CHANGE IN EQUITY (UNAUDITED)
AS OF DECEMBER 31, 2016

	Common Stock Shares	Common Stock $	Additoinal Paid In Capital	Accumulated Defecit	Total Owner Defecit
Balance at 12-31-2015	94,600	$ 946	$ 121,893	-$ 129,663	-$ 6,824
Issuance of Common Stock	-	$ -	0	$ -	$ -
Net Loss				-241249	-$ 241,249
Balance 12-31-2016	95,107	$ 946	$ 121,893	-$ 370,912	-$ 248,073

KINDRED BRANDS

A Delaware Corporation

Financial Statements

December 31, 2015 and for the period
October 15, 2015 (inception) to December 31, 2015

KINDRED BRANDS

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND FOR THE PERIOD OCTOBER 15, 2015(INCEPTION) TO DECEMBER 31, 2015:	

KINDRED BRANDS
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2015

ASSETS

Current assets:

Inventory	$	11,767
Total Current Assets		11,767
Property and equipment, net		116,036
Total Assets	$	127,803

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:

Accrued interest payable	$	133
Due to owner		127,429
Total Current Liabilities		127,562
Convertible notes payable (net of discount)		7,065
Total liabilities		134,627

Stockholders' deficit:

Common stock, $.01 par value, authorized 100,000 shares, 94,600 issued and outstanding		946
Additional paid-in capital		121,893
Accumulated deficit		(129,663)
Total Stockholders' Deficit		(6,824)
Total Liabilities and Stockholders' Deficit	$	127,803

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

KINDRED BRANDS
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 15, 2015 (INCEPTION) TO DECEMBER 31, 2015

NET SALES	$	—
Costs of Sales		—
GROSS PROFIT		—
Operating Expenses		
Labor expense		96,249
Depreciation expense		15,869
Software expense		5,177
Interest expense		5,573
Office supplies		2,085
Meals & entertainment		2,483
Research & development costs		1,174
Other expenses		1,053
Total Operating Expenses		129,663
Net Loss	$	(129,663)

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

KINDRED BRANDS
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 15, 2015 (INCEPTION) TO DECEMBER 31, 2015

Net Loss	$	(129,663)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Accretion of debt discount		267
Depreciation and amortization		15,869
Changes in operating assets and liabilities		
(Increase) in inventory		(11,767)
Increase in accrued interest		133
Increase in due to owner		127,429
Net cash provided by operating activities		2,268
INVESTING ACTIVITIES:		
Purchase of fixed assets		(131,905)
Net cash used in investing activities		(131,905)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock		119,591
Proceeds from issuance of restricted common stock		46
Proceeds from convertible notes payable		10,000
Net cash provided by financing activities		129,637
DECREASE IN CASH AND CASH EQUIVALENTS		-
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		-
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$	-
NON CASH FINANCING ACTIVITIES		
Debt discount for convertible note	$	3,202

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

5

KINDRED BRANDS
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE PERIOD OCTOBER 15, 2015 (INCEPTION) TO DECEMBER 31, 2015

	Common Stock shs	Common Stock $	Additional Paid-in Capital	Accumulated Deficit	Total Owner Deficit
Balance at Inception	—	$ —	$ —	$ —	$ —
Issuance of common stock	90,000	900	118,691	—	119,591
Issuance of restricted common stock	4,600	46	—	—	46
Beneficial conversion feature associated with convertible nots	—	—	3,202	—	3,202
Net loss	—	—	—	(129,663)	(129,663)
Balance at December 31, 2015	94,600	$ 946	$ 121,893	$ (129,663)	$ (6,824)

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

NOTE 1: NATURE OF OPERATIONS

Kindred Brands (the "Company"), is a corporation organized October 15, 2015 under the laws of Delaware. The Company was formed to empower consumers to design, buy and sell custom jewelry. As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital as described in Note 6. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a

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derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2015.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon the completion of an offering or to expense if the offering is not completed. No offering costs were incurred during the period ended December 31, 2015.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had deferred tax assets of approximately $44,000, related to net operating loss carryforwards (NOL) of approximately $128,000 as of December 31, 2015. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the NOL's before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2015. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2015 the Company recognized no interest and penalties.

The Company has not filed a U.S. federal tax return for the period ended December 31, 2015. The Company has had losses in every jurisdiction for that period, income tax expenses and non-filing penalties are insignificant. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: CONVERTIBLE NOTES
During the period ending, the Company issued a Non-Negotiable Convertible Promissory Note (the "Note") in the amount of $10,000 together with interest on the unpaid principal balance of the Note at the rate of 8%. All outstanding principal and accrued interest is due on or before October 31, 2017. The Note is convertible into future shares of the company at an 80% discount rate. The company recognized a debt discount in the amount of $3,202 which is being recognized into interest expense over the life of the Note.

NOTE 4: GOING CONCERN
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated meaningful revenues or profits since inception, and has sustained net losses of $129,617 for the period ended December 31, 2015. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholder and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

During the period ended December 31, 2015, the owner of the company has provided capital for the company's operations. Included in the balance sheet is an amount due to owner in the amount of $127,429.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

The Company has issued Non-Negotiable Convertible Notes in the amount of $85,000 subsequent to December 31, 2015. See Note 3 for a description of the Notes Issued.

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.